FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month November, 2020

Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934:

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

Table of Contents

Item

1.	Other news

OTHER NEWS

Subject: Disclosure under Indian Listing Regulations

IBN

ICICI Bank Limited (the ‘Bank’) Report on Form 6-K

The Bank has made the below announcement to the Indian stock exchanges:

Pursuant to Regulation 30 of the SEBI (Listing Obligations & Disclosure Requirements) Regulations, 2015 read with SEBI circular no. CIR/CFD/CMD/4/2015 dated September 9, 2015, we give below the disclosure with respect to invocation of pledged shares of Mcnally Sayaji Engineering Limited.

Sr. No.	Particulars	Details
1.	Name of the target entity, details in brief such as size, turnover etc	Name: Mcnally Sayaji Engineering Limited (“MSEL”) CIN: L28999WB1943PLC133247 MSEL – FY2020 (standalone basis) Total Revenue: ₹ 142.3 crores Net Loss: ₹6.8 crores
2.	Whether the acquisition would fall within related party transaction(s) and whether the promoter/ promoter group/ group companies have any interest in the entity being acquired? If yes, nature of interest and details thereof and whether the same is done at “arms length”

This transaction does not constitute a related party transaction. ICICI Bank has no promoters.

ICICI Bank and its subsidiaries in the normal course of business would have business dealings with MSEL at an arm’s length.

3.	Industry to which the entity being acquired belongs	Equipment manufacturing
4.	Objects and effects of acquisition (including but not limited to, disclosure of reasons for acquisition of target entity, if its business is outside the main line of business of the listed entity)	The shares of MSEL were pledged with ICICI Bank Limited for securing the outstanding dues under credit facilities granted to MSEL. The Bank has invoked the pledged shares of MSEL for recovery of its dues.

5.	Brief details of any governmental or regulatory approvals required for the acquisition	Not Applicable
6.	Indicative time period for completion of the acquisition	Shares have been acquired upon invocation of pledge on November 20, 2020.
7.	Nature of consideration - whether cash consideration or share swap and details of the same;	Not Applicable The shares have been acquired pursuant to invocation of pledged share of MSEL for recovery of outstanding dues from MSEL.
8.	Cost of acquisition or the price at which the shares are acquired	The consideration for the shares shall be adjusted against the outstanding dues payable by MSEL.
9.	Percentage of shareholding / control acquired and / or number of shares acquired;	23,37,211 equity shares of face value of ₹ 10 each representing 18.57% of the paid-up share capital of MSEL.
10.	Brief background about the entity acquired in terms of products/line of business acquired, date of incorporation, history of last 3 years turnover, country in which the acquired entity has presence and any other significant information (in brief)

MSEL was incorporated in December 6, 1943 in the State of West Bengal. MSEL is a subsidiary of Mcnally Bharat Engineering Company Limited. MSEL is engaged in manufacturing of equipment used in steel plant, mining, construction and mineral beneficiation including customized equipment in India.

The revenue of MSEL (standalone basis) is:

FY2019-20: ₹ 142.3 crores

FY2018-19: ₹ 218.6 crores

FY2017-18: ₹ 215.0 crores

You are requested to please take the above on record.

ICICI Bank Limited ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051, India.	Tel.: (91-22) 2653 1414 Fax: (91-22) 2653 1122 Website www.icicibank.com CIN.: L65190GJ1994PLC021012	Regd. Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road Vadodara 390007. India

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For ICICI Bank Limited

Date:	November 20, 2020	By:	/s/ Ranganath Athreya
			Name :	Ranganath Athreya
			Title :	Company Secretary